Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

14 April 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


10015558


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

Macquarie Bank Limited
ABN 46 008 583 542

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Money Market 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 3815 Facsimile 8232 4414


MACQUARIE

ASX/Media Release

MACQUARIE TO ACQUIRE A PORTFOLIO OF AIRCRAFT FROM AIG'S INTERNATIONAL LEASE FINANCE CORP.

SYDNEY, 14 April 2010 - Macquarie Group Limited (ASX: MQG, ADR: MQBKY) today announced that Macquarie Bank Limited (MBL) has entered into an agreement to acquire an aircraft operating lease portfolio from International Lease Finance Corporation (ILFC), a subsidiary of American International Group, Inc. (AIG).

Of the 53 aircraft that MBL has agreed to acquire from ILFC, MBL will acquire 47 aircraft for $US1,671 million (net of current cash deposits and subject to adjustments). The purchase will be funded from existing cash reserves. In connection with the transaction, MBL will transfer to Macquarie AirFinance Limited (MAF), a global aircraft leasing company of which Macquarie owns 37.5%, MBL's right to purchase six of the 53 aircraft directly from ILFC on similar terms to MBL.

The portfolio of 47 aircraft comprises young, modern aircraft on lease to 35 airlines in 27 countries. The weighted average age of the fleet is less than 4 years and the average remaining lease term is more than 5 years. Boeing 737 Next Generation and Airbus A320 Family aircraft make up more than 70% of the portfolio. The remainder of the portfolio are in-production widebody aircraft, well suited to the operating lease market. Macquarie considers the credit quality of the lessees to be above average for an aircraft operating lease portfolio.

The acquisition builds on Macquarie's existing leasing business in the aircraft sector and Macquarie's substantial experience in the leasing of assets through its Corporate and Asset Finance division (CAF) which has loans and leases under management of $A13.8 billion, as at 31 December 2009 across a range of industry sectors.

Macquarie Group Chief Financial Officer, Greg Ward, said: "This transaction leverages Macquarie's existing expertise in asset leasing, demonstrates the strength of our aircraft management capabilities and diversifies the client base of our aircraft fleet."

Macquarie's existing aircraft leasing business include:

- Macquarie Asset Leasing Trust, a wholly owned aircraft leasing vehicle established in 2005 which owns nine aircraft on lease to a major Australian airline; and
- MAF, a global aircraft leasing company which in 2006 purchased GATX Air, the aircraft leasing business of the GATX Corporation, and which prior to this transaction owns or manages 124 jet aircraft leased to 57 operators in 30 countries, across 6 continents.

Transaction terms and timing

MBL has agreed to acquire 53 aircraft from ILFC, but will transfer the purchase rights on six of these aircraft to MAF. The purchase price gross of current cash deposits (subject to adjustments) for the 53 aircraft under the agreement is $US1,987 million.

Completion of the transaction is expected to occur over the remainder of calendar 2010, subject to customary closing conditions.

The impact on Macquarie's regulatory capital surplus as a result of the transaction is not expected to be material.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world. Macquarie Group Limited is listed in Australia (ASX:MQG; ADR:MQBKY) and is regulated by APRA, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorised deposit taker. Founded in 1969, Macquarie employs approximately 14,400 people in more than 70 office locations in 28 countries. Including the recent acquisition of Delaware Investments, Macquarie had assets under management of $A342 billion at 31 December 2009.

Contacts:

Stuart Green, Investor enquiries Tel: +61 2 8232 8845
Paula Hannaford, Media enquiries Tel: +61 2 8232 4102

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

ASX/Media Release

MACQUARIE TO ACQUIRE A PORTFOLIO OF AIRCRAFT FROM AIG'S INTERNATIONAL LEASE FINANCE CORP.

SYDNEY, 14 April 2010 - Macquarie Group Limited (ASX: MQG, ADR: MQBKY) today announced that Macquarie Bank Limited (MBL) has entered into an agreement to acquire an aircraft operating lease portfolio from International Lease Finance Corporation (ILFC), a subsidiary of American International Group, Inc. (AIG).

Of the 53 aircraft that MBL has agreed to acquire from ILFC, MBL will acquire 47 aircraft for $US1,671 million (net of current cash deposits and subject to adjustments). The purchase will be funded from existing cash reserves. In connection with the transaction, MBL will transfer to Macquarie AirFinance Limited (MAF), a global aircraft leasing company of which Macquarie owns 37.5%, MBL's right to purchase six of the 53 aircraft directly from ILFC on similar terms to MBL.

The portfolio of 47 aircraft comprises young, modern aircraft on lease to 35 airlines in 27 countries. The weighted average age of the fleet is less than 4 years and the average remaining lease term is more than 5 years. Boeing 737 Next Generation and Airbus A320 Family aircraft make up more than 70% of the portfolio. The remainder of the portfolio are in-production widebody aircraft, well suited to the operating lease market. Macquarie considers the credit quality of the lessees to be above average for an aircraft operating lease portfolio.

The acquisition builds on Macquarie's existing leasing business in the aircraft sector and Macquarie's substantial experience in the leasing of assets through its Corporate and Asset Finance division (CAF) which has loans and leases under management of $A13.8 billion, as at 31 December 2009 across a range of industry sectors.

Macquarie Group Chief Financial Officer, Greg Ward, said: "This transaction leverages Macquarie's existing expertise in asset leasing, demonstrates the strength of our aircraft management capabilities and diversifies the client base of our aircraft fleet."

Macquarie's existing aircraft leasing business include:

- Macquarie Asset Leasing Trust, a wholly owned aircraft leasing vehicle established in 2005 which owns nine aircraft on lease to a major Australian airline; and
- MAF, a global aircraft leasing company which in 2006 purchased GATX Air, the aircraft leasing business of the GATX Corporation, and which prior to this transaction owns or manages 124 jet aircraft leased to 57 operators in 30 countries, across 6 continents.

Transaction terms and timing

MBL has agreed to acquire 53 aircraft from ILFC, but will transfer the purchase rights on six of these aircraft to MAF. The purchase price gross of current cash deposits (subject to adjustments) for the 53 aircraft under the agreement is $US1,987 million.

Completion of the transaction is expected to occur over the remainder of calendar 2010, subject to customary closing conditions.

The impact on Macquarie's regulatory capital surplus as a result of the transaction is not expected to be material.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie's main business focus is making returns by providing a diversified range of services to clients. Macquarie acts on behalf of institutional, corporate and retail clients and counterparties around the world. Macquarie Group Limited is listed in Australia (ASX:MQG; ADR:MQBKY) and is regulated by APRA, the Australian banking regulator, as the owner of Macquarie Bank Limited, an authorised deposit taker. Founded in 1969, Macquarie employs approximately 14,400 people in more than 70 office locations in 28 countries. Including the recent acquisition of Delaware Investments, Macquarie had assets under management of $A342 billion at 31 December 2009.

Contacts:

Stuart Green, Investor enquiries Tel: +61 2 8232 8845
Paula Hannaford, Media enquiries Tel: +61 2 8232 4102

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited & Macquarie Group Limited
ABN	46 008 583 542 & 94 122 169 279

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Michael J Hawker
Date of last notice	29 March 2010

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Macquarie Super Fund Wrap Account ATF Michael John Hawker, a Fund of which Michael Hawker is a beneficiary.
Date of change	6 April 2010, 7 April 2010 and 9 April 2010
No. of securities held prior to change	13,895.84 Macquarie Wrap Cash Account ("MWCA") $1.00 units.
Class	MWCA units.
Number acquired	• 4,061.65 MWCA units acquired on 6 April 2010; and • 254.11 MWCA units acquired on 7 April 2010.
Number disposed	• 1,280.4 MWCA units disposed of on 6 April 2010; • 25.14 MWCA units disposed of on 7 April 2010; and • 12.98 MWCA units disposed of on 9 April 2010.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per MWCA unit.
No. of securities held after change	16,893.08 MWCA units.

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	• MWCA units acquired as a result of income distributions, dividends and interest; and • MWCA units disposed of as a result of tax on distributions, dividends and interest, administration and adviser fees.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

13 April 2010